Annual Report

Cover Page

Name of issuer:

Kidcaboo Holdings, Inc.

Legal status of issuer:

Form: Corporation

Jurisdiction of Incorporation/Organization: DE

Date of organization: 9/27/2021

Physical address of issuer:

Kidcaboo
3229 Haley Way
Mechanicsburg PA 17055

Website of issuer:

https://www.kidcaboo.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

12

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$240,761.00	$466,589.00
Cash & Cash Equivalents:	$140,100.00	$12,116.00
Accounts Receivable:	$0.00	$0.00
Short-term Debt:	$91,876.00	$28,182.00
Long-term Debt:	$0.00	$0.00
Revenues/Sales:	$202,000.00	$0.00
Cost of Goods Sold:	$199,466.00	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	($1,151,357.00)	($549,909.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Kidcaboo Holdings, Inc.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☑ Yes ☐ No

Reason for failure to comply:

<p>Late 2022 Annual Report</p>

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Rebecca Lock	CEO/Founder	Kidcaboo	2019

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Jennifer Kessler	President	2020
Richard Gilman	CIO	2019
Brittany Labrincha	Vice President	2019
Sarah Sleiman	Chief Relations Officer	2022
Rebecca Lock	CEO and Founder	2019

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Rebecca Lock	5580000.0 Common Stock	56.3

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — ex, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

The conduct of the Company's business is subject to various laws and regulations administered by federal, state, and local governmental agencies in the United States. These laws and regulations and interpretations thereof may change, sometimes dramatically, as a result of political, economic, or social events. Such changes may include changes in rideshare laws; laws related to advertising and marketing practices; increased regulatory scrutiny of, and increased litigation involving, rideshare companies; state consumer protection laws; taxation requirements, including taxes that would increase the cost of doing business; competition laws; and privacy laws. New laws, regulations, or governmental policy and their related interpretations, or changes in any of the foregoing, may alter the environment in which we do business and, therefore, may impact the Company's results or increase our costs or liabilities to the point that the Company is no longer viable

We are subject to income taxes as well as non-income-based taxes, such as payroll, sales, use, value-added, net worth, property, and goods and services taxes, in the US. Changes in employment laws or regulations could harm our performance.

As we grow our customer base and scale to thousands of users, our applications and website's infrastructure as it relates to storage space, bandwidth, processing ability, speed and other factors will be increased acccordingly and may, as is possible with all such technological infrastructure, be subject to temporary delays or failures, or begin to deteriorate or fail temporarily or completely. This may result in deteriorating user experience, system failures or system outages for short or continued periods of time, which may cause our business and financial operations conditions to suffer temporarily or longer-term.

The Company's business model is dependent on third-party mobile distribution partners including Google and Apple. Should an event cause them to remove us from the app store our ability to grow would be significantly impaired. The Company's technology infrastructure is dependent on third-party software services including Amazon Web Services, Android SDK, iOS SDK, MongoDB, Wordpress, GitHub, Fabric Crashlytics. The Company's internal communication depends on third-party tools including Trello, Slack, SendGrid, and Google Apps. The Company is dependent on third-party social media platforms to increase exposure and brand awareness including Facebook, Twitter, Instagram, YouTube, Snapchat, Google Plus, LinkedIn. Costs of cloud infrastructure and other third-party software services could increase at an unexpected rate and make operating the business become unsustainable.

The Company's current business outlook relies on its Driving Nannies being independent contractors rather than employees of the Company. Given recent attention given to 'gig economy' companies that use large groups of independent contractors and increasing debate about the legality of this practice, Kidcaboo may be required in the future to treat Driving Nannies as employees. This is a change Kidcaboo sees as positive and one to embrace, and for which we've prepared, but may alter Kidcaboo's pricing and resulting margins, even if slightly, or demand for its services.

In order to respond to market changes, the Company's management may from time to time make changes to the business of the Company. There are certain

risks associated with such changes. As a strategic response to changes in the competitive environment, the Company may from time to time make certain pricing, service, or marketing decisions or business combinations that could have a material adverse effect on the Company's business, results of operations, and financial condition.

Meeting the financial goal of any fundraising round is never guaranteed. The Company might not sell enough securities in this or any future offering to meet its full operating needs and fulfill its plans, in which case the Company might need to temporarily or permanently adjust one or more strategies or programs, reduce sales & marketing, engineering, or other expenses. Were recurring revenue to decrease, further cuts may be needed and may impact the Company's planned strategy to meet one or more of its goals, or its ability to meet its goals. Even if the Company raises the entire round successfully, we may need to raise more capital in the future in order to continue. Even if we do make successful offering(s) in the future, the terms of that offering might result in your investment in the company being worth less because of the terms of future investment rounds.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common	10000000	10000000	Yes ∨

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	1000000

24. Describe the material terms of any indebtedness of the issuer:

None.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
	Section 4(a)(2)			General operations
4/2021	Regulation D, Rule 506(b)	Common stock	$250,000	General operations
1/2022	Section 4(a)(2)	SAFE	$1,042,500	General operations
11/2022	Other	SAFE	$526,500	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Rebecca Lock & Jennifer Kessle - Loan
Amount Invested	$48,516.00
Transaction type	Loan
Issue date	07/01/23
Outstanding principal plus interest	$20,000.00 as of 08/25/23
Interest rate	0.0% per annum
Maturity date	08/31/28
Outstanding	Yes
Current with payments	Yes
Relationship	Executive Loan

Only about half of this amount remains outstanding. Jennifer Kessler and Rebecca Lock, two officers in the company, loaned this amount to Kidcaboo with no interest or mandated pay back date. The loans were

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

With a pristine safety record, proprietary tech & protocol, we're changing life for busy families.

Kidcaboo is a fam-tech company, whose modern transportation solution kids uses two self-developed apps and safety-enhancing technology, to match heavily-vetted, trained Driving Nannies, with busy, working families who need a boost to make daily life work for both parents and kids! Kidcaboo was founded by a mom who left a career she loved when she couldn't find someone to drive her children to school and activities. Her intention is to help level the career playing field for other working moms.

In 5 years, based on numbers that are well-tested, researched and proven through extensive beta periods, we're confident projecting that Kidcaboo will be in ~30-40 markets, and over 12 or more US states. We could be nearing 1B in annual revenue, doing a very attainable, few hundred drives daily in each of those markets. It is possible we will have exceeded those drive numbers and, therefore, that projected revenue. Barring something unexpected, we imagine we will be preparing for an exit. Future projections cannot be guaranteed.

Milestones

Kidcaboo Holdings, Inc. was incorporated in the State of Delaware in September 2021. Our wholly owned subsidiary (Kidcaboo, LLC) was formed in 2019.

Since then, we have:

- 🇺🇸Operating in 5 states currently; expected to launch in 12 states by end of 2023

- 🤝 Partnership with Tusk Holdings' Pericles Program (helped early stage Uber & Lemonade)

- 😺 Already witnessing viral and word-of-mouth growth with $0 spent on ads

- 😺 Astonishing 96% repeat clients rate

- 💰Raised $1.25M in seed funding; Invested $1M in building the app, team, integrating safety-enhancing tech and procedure

- 🚀Total Addressable Market (TAM) of $173B and 53M children in the US alone

Historical Results of Operations

Our company was organized in September 2021 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2022, the Company had revenues of $69,821 compared to the year ended December 31, 2021, when the Company had revenues of $0. Our gross margin was -185.68% in fiscal year 2022.

- *Assets.* As of December 31, 2022, the Company had total assets of $240,761, including $41,427 in cash. As of December 31, 2021, the Company had $466,589 in total assets, including $12,116 in cash.

- *Net Loss.* The Company has had net losses of $1,151,357 and net losses of $549,909 for the fiscal years ended December 31, 2022 and December 31, 2021, respectively.

- *Liabilities.* The Company's liabilities totaled $91,876 for the fiscal year ended December 31, 2022 and $28,182 for the fiscal year ended December 31, 2021.

Liquidity & Capital Resources

To-date, the company has been financed with $250,000 in equity, $48,516 in debt, and $2,048,335 in SAFEs.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 1 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Kidcaboo Holdings, Inc. cash in hand is $172,500, as of August 2023. Over the last three months, revenues have averaged $19,000/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $30,000/month, for an average burn rate of $11,000 per month. Our intent is to be profitable in 24 months.

We have a seasonal business that is busier during the school year than during the summer. Our monthly burn rate is currently very low. We are projecting doing $25k of monthly revenue once the new school year starts, and expenses may increase to as much as $175k, depending on how much we raise. Our expenses will be variable depending on how much money we raise.

We are not currently profitable. If we raise $3.6M (the total size of our current round, on and off Wefunder), we hope that we can reach break even in 18 - 24 months. We plan to seek the remainder of our $3.6M from more institutional investors and angel investors.

All projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Rebecca Lock, certify that:

(1) the financial statements of Kidcaboo Holdings, Inc. included in this Form are true and complete in all material respects ; and

(2) the financial information of Kidcaboo Holdings, Inc. included in this Form reflects accurately the information reported on the tax return for Kidcaboo Holdings, Inc. filed for the most recently completed fiscal year.

Rebecca Lock
CEO/Founder

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through

Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

INSTRUCTIONS TO QUESTION 39. If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://www.kidcaboo.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

Financials 1
Financials 2

Appendix D: Director & Officer Work History

Brittany Labrincha
Jennifer Kessler
Rebecca Lock
Richard Gilman
Sarah Sleiman

Appendix E: Supporting Documents

ttw_communications_104747_031301.pdf
Add new Form C attachment (admin only)

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

SPV Subscription Agreement - Early Bird

Early Bird SAFE (Simple Agreement for Future Equity)

SPV Subscription Agreement

SAFE (Simple Agreement for Future Equity)

Appendix C: Financial Statements

Financials 1

Financials 2

Appendix D: Director & Officer Work History

Brittany Labrincha

Jennifer Kessler

Rebecca Lock

Richard Gilman

Sarah Sleiman

ttw_communications_104747_031301.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Kidcaboo Holdings, Inc.

By

Rebecca Lock

Founder/CEO of Kidcaboo
Holdings, Inc

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Rebecca Lock

Founder/CEO of Kidcaboo Holdings, Inc
8/25/2023

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Annual Report to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Annual Report on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.

WEFUNDER READY TO SUBMIT ANNUAL REPORT TO SEC

I MADE A MISTAKE, LET ME EDIT ANNUAL REPORT